

August 16, 2012

<u>Via E-Mail</u>
Mr. James D. Palm
Gulfport Energy Corporation
Chief Executive Officer
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

>   **Re: Gulfport Energy Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Response letter dated July 25, 2012**
>   **File No. 0-19514**

Dear Mr. Palm:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>General</u>

1.   If you believe that you are able to resolve the disclosure concerns outlined in this letter and our prior letter without filing an amendment to your annual report on Form 10-K and would prefer to limit compliance to future filings, please clarify whether you would initially provide the disclosures in a current report on Form 8-K or your third quarter report on Form 10-Q. We do not expect that waiting an additional six months until you file your next annual report would be a sufficiently timely manner of resolution.

Financial Statements

Note 18 – Contingencies, page F-28

2.   We understand from your response to prior comment two that you believe the probability of loss for each of the three specific litigation matters identified in your disclosure is remote. However, your disclosure revision does not clarify your view on the likelihood of loss for the other litigation matters.

Your disclosure stating that "the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations for the periods presented in the consolidated financial statements" appears to be concerned only with the historical periods that are covered by this fling, rather than your exposure to future loss. Please further expand your disclosure to clarify whether your expectation for a material adverse effect as described corresponds to an assessment of remote and whether this assessment is applicable to all future periods when the effects of resolving such matters will be reported in your financial statements.

However, if a material adverse effect on your results of operations, cash flows or financial position is reasonably possible in any future period, please disclose details of the litigation and your estimate of the amount or range of reasonably possible loss, or state that such an estimate cannot be made if true.

Note 20 – Supplemental Information on Oil and Gas Exploration and Production Activities, page F-31

Oil and Natural Gas Reserves (Unaudited), page F-33

3.   In response to prior comment three, you explain that a portion of the negative revision in proved reserves was attributable to "...the drilling of PUDs during 2011. Since these wells produced throughout 2011, there were less proved reserves attributable to these wells as of December 31, 2011."

Please submit the disclosures that you propose to address the following points:

• Explain the drilling results sufficiently to understand why the drilling of PUD locations has resulted in an overall decrease in proved reserves, and

• Explain why the production associated with these wells would appear as a revision rather than be included in the 'Current production' line of the corresponding table as suggested in your reply.

4.   We note that total negative revisions of prior year estimates in proved reserves for the year ended December 31, 2011 was approximately 4,991 BOE. Your response to prior comment three provides an explanation for approximately 2,446 BOE, or roughly 49% of the amount. Please submit the disclosures that you propose to explain the reasons for the balance of the revisions which resulted in this decrease in reserves.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief